

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Hani Zeini
Founder, President and Chief Executive Officer
Sientra, Inc.
420 South Fairview Avenue, Suite 200
Santa Barbara, CA 93117

  Re: Sientra, Inc.
    Draft Registration Statement on Form S-1
    Submitted July 18, 2014
    CIK No. 0001551693

Dear Mr. Zeini:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please support your disclosure regarding the "significant market share" you have taken from your competitors, given that it appears from your data on page 2 that your market share is currently less than 6%.

2. Please balance the references to "differentiated technologies" and "proprietary" product attributes with equally prominent disclosure regarding your lack of patent protection relating to any product you currently sell.

3. Please provide us support for your statement in the last paragraph on page 1 about your "best-in-the-industry ten-year limited warranty."

Implications of Being an Emerging Growth Company, page 6

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary Financial Data, page 9

5.   We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion of all outstanding shares of your preferred stock into shares of common stock. We further note from page F-25 that such conversion occurs upon the earlier of (i) affirmative election of the holders of at least 65% of the then outstanding shares of the convertible preferred stock on an as-if converted basis, or (ii) the closing of a firm commitment underwritten public offering based on an effective registration statement for the issuance of common stock. The per-share price must be at least 200% of the Series C purchase price resulting in the aggregate proceeds raised from the offering of at least greater than $35,000 or (iii) consent of holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, in connection with any mandatory conversion, as prescribed in the Certificate of Incorporation, in which the current fair market value of the Company's Common Stock exceeds the Series C purchase price or (iv) upon the consent of the holders of at least 65% of the then outstanding shares of the convertible preferred stock, on an as-if converted basis, including the consent of all stockholders that hold in excess of 19% of the then outstanding shares of the preferred stock of the Company. Please explain to us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions. If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

Use of Proceeds, page 44

6.   Please expand the disclosure in the fourth paragraph of this section to discuss the amount of proceeds from this offering that you anticipate that you will use to expand your sales force and marketing programs and to fund research and development activities.

Dilution, page 48

7.   Please expand to disclose how the numbers and percentages in the table on page 49 would change assuming exercise of all outstanding options and warrants.

Management's Discussion and Analysis, page 53

Results of Operations, page 56

8.   We note that your net sales increased by $24.7 million, or 237%, to $35.2 million for the year ended December 31, 2013, from $10.4 million for the year ended December 31, 2012. Additionally, we note that the increase was primarily due to having a full year of sales in 2013 and the related increase in commercialization and marketing activities. When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, please quantify and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and/or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. With your revised disclosure please also discuss and quantify the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on other components of your operating results. Revise the filing to incorporate the above comment to all of the disclosures herein related to the analysis of your results of operations, including operating expenses. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K. For further guidance, please refer to SEC Interpretive Release No. 33-8350 (FRR No. 72) and SAB Topic 13.B.

Liquidity and Capital Resources, page 58

9.   Please revise the second paragraph to be consistent with your disclosure on page 20. Also, given the disclosure on page 44 that you intend to repay debt with the proceeds of this offering, please revise to clarify the effect on your liquidity requirements. For example, will you have sufficient funds to meet your needs for the next six months or year?

Stock-Based Compensation, page 63

10.   We note that in determining the fair value of your common stock you based it on the Option Pricing Method for the October 8, 2013 option grants and the Probability-Weighted Expected Return Method for the April 24, 2014 option grants. Please progressively bridge for us the fair value per share determinations in each valuation to the current estimated IPO price per share.

Government Regulation, page 81

11.   Please revise to clarify the status of your pursuit of regulatory approval in Canada including any material hurdles that remain before such approval is obtained.

Coverage and Reimbursement; Healthcare Reform, page 88

12.   Your disclosure here indicates that only breast reconstruction procedures may be covered by insurance and reimbursed. We also note the disclosure on page 16 that elective procedures using your products are not covered or reimbursed. Please revise to clarify the extent to which the availability of coverage and reimbursement affects your business, if known to you. For example, are your products used primarily in elective procedures?

Board Composition, page 93

13.   We note the last risk factor on page 36. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks.

Principal Stockholders, page 118

14.   Please update the information disclosed in this section to be as of the most recent practicable date, not merely the date as of which you have disclosed financial information. See Regulation S-K Item 403.

15.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares beneficially owned by the entities referenced in notes 4 and 5 to the table.

Shares Eligible for Future Sale, page 121

16.   With a view toward clarified disclosure regarding the restrictions applicable to your affiliates, please tell us how the time periods mentioned in this section would change as a result of the exception for sales in "open market transactions after the completion of this offering," as noted on page 131.

Note 3 – Summary of Significant Accounting Policies, page F-7

(l) Revenue Recognition, page F-12

17.   We note from the disclosures herein that the company "allows for the return of product from customers within six months after the original sales and records estimated sales returns as a reduction of sales in the same period revenue is recognized." We further note

Hani Zeini
Sientra, Inc.
August 14, 2014
Page 5

that 59.6% of your total accounts receivable as of March 31, 2014 represents allowance for sales returns. Please tell us more about the nature and terms of your material revenue transactions for which you are recording revenues and related reserves. Specifically tell us the nature of any product return and/or price protection rights possessed by your customers, how you determined the reserve amounts recorded and how you concluded reserving for sales returns was more appropriate than deferring revenues from the sales transactions. Finally, tell us the specific authoritative accounting literature that you considered when determining how to account for your material revenue transactions.

(s) Product Warranties, page F-15

18. We note that you offer a limited warranty and a lifetime product replacement program for the Company's silicone gel breast implants. Additionally, you accrued for warranties issued in fiscal 2012 and fiscal 2013 in the amounts of $123 and $392, respectively, and accrued for warranties issued during the three month periods ended March 31, 2013 and 2014 in the amounts of $93 and $116, respectively. Please explain to us how you are able to estimate the product warranty liability considering that you received FDA approval for the silicone gel breast implants in 2012. Refer to paragraphs 460-10-25-5 through 7 of the FASB Accounting Standards Codification.

Note 9 – Stockholders' Deficit, page F-23

(g) Stock Option Plan, page F-25

19. We note that for determining the expected volatility you based it upon historical volatilities of an index of a peer group. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to ASC 718-10-55-25.

Exhibit Index, page II-6

20. We note that you requested confidential treatment for portions of an exhibit to your draft registration statement. We will provide any comments on your request separately. Please resolve all comments related to that request prior to requesting acceleration of the effective date of the filed registration statement.

21. Please file as an exhibit the May 16, 2013 settlement agreement with Grader Street.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): C. Thomas Hopkins, Esq.